Room 4561
						November 15, 2005



Mr. Tim Steinkopf
Chief Financial Officer and
Senior Vice President
Secure Computing Corporation
4810 Harwood Road
San Jose, CA 95124

Re:	Secure Computing Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 11, 2005
	File No. 000-27074

Dear Mr. Steinkopf:

      We have reviewed your response letter dated October 28, 2005 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Consolidated Statements of Operations, page 34

1. We have read your response to prior comment number 2 and believe that the costs related to providing support, maintenance, training and installation service revenues should be classified as cost of sales. If the individuals that provide these services play a dual role in your operations, then an allocation of their costs should be considered in your income statement classification. Refer to 5-03(b)(2) of Regulation S-X. As previously requested, quantify the costs that represent the cost of providing service revenues that are currently included in selling and marketing expenses. Revise your financial statements or advise why such revision is not necessary.

Notes to Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies

Revenue Recognition, page 37

2. We note your response to prior comment number 3 and have the following additional comments :
a. It remains unclear to us how you determine the "average" amount when a product or subscription is sold separately and why you believe this "average" represents VSOE in accordance with paragraph 10 of SOP
97-2. As previously requested, please describe in reasonable detail the process you use to determine the "average." Explain how you are able to conclude that using the average amount represents VSOE considering that the amount you charge your customers varies. Provide us specific examples to explain how you have established VSOE for your elements and arrangements.
b. Please tell us more about your subscription based products. Please tell us whether these products are licensed to your customers or if they are made available to your customers under a hosting arrangement. Clarify whether you have a continuing performance obligation associated with the subscription based products. Additionally, please explain why you believe it is appropriate to recognize revenue relating to these products ratably and refer to the specific accounting literature that supports your revenue recognition model.
c. Your response indicates that VSOE of solution planning and implementation services is determined based on the price when the element is sold separately. Specifically tell us how you determine pricing for these services. In this regard, we note that VSOE of services is often based on the hourly rate charged to customers. Please provide specific examples to explain how you have established
VSOE for these elements.
d. We note that you have not addressed our comment regarding the circumstances in which VSOE differs from the renewal rate and/or your published price list. In this regard, we note that you indicate that when there is no evidence of PCS being sold separately then fair value is based on the renewal price in the support agreement. It would appear that such a renewal would represent evidence of PCS being sold separately. See paragraph 57 of SOP 97-2. Please advise.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Lisa Mitrovich, Assistant Chief Accountant at (202) 551-3453 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,



      Brad Skinner
							Accounting Branch Chief
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Mr. Tim Steinkopf
Secure Computing Corporation
November 15, 2005
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